UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Speedcom Wireless Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    847703105
                                   -----------
                                 (CUSIP Number)

                                 Thomas McAuley
                             North Sound Capital LLC
                           53 Forest Avenue, Suite 202
                             Old Greenwich, CT 06870
                            New York, New York 10174
                                  203-967-5700

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 27, 2004
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847703105                     13D                    Page 2 of 6 Pages

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        North Sound Capital LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


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4.      Source of Funds:

        OO
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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             8,774,812
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        8,774,812
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        8,774,812
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        23.9%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 847703105                     13D                    Page 3 of 6 Pages

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                                  INTRODUCTION
                                  ------------

         This Schedule 13D is being filed by North Sound Capital LLC, a Delaware limited liability company (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of Speedcom Wireless Corporation, a Delaware corporation ("Speedcom").

ITEM 1.  SECURITY AND ISSUER

         This  statement  relates  to the  Common  Stock  of  Speedcom  Wireless
Corporation. Speedcom's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by North Sound Capital LLC, a Delaware limited liability company. The ultimate managing member of North Sound Capital LLC is Thomas McAuley (the "Managing Member"). The Reporting Person and the Managing Member may be deemed the beneficial owners of the shares of Common Stock held by North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd., who are the holders of such shares. The Reporting Person and the Managing Member have voting and investment control with respect to the shares of Common Stock held by the funds. The address of the principal business office of the Reporting Person is 53 Forest Avenue, Suite 202, Old Greenwich, Connecticut 06870. The address of the principal business office of the Managing Member is 53 Forest Avenue, Suite 202, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Managing Member nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Managing Member nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f)      Not applicable.

CUSIP No. 847703105                     13D                    Page 4 of 6 Pages

--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 27, 2004, the Reporting Person converted promissory notes in the aggregate principal amount of $996,092.08 into 8,300,768 shares of Common Stock at a conversion price of $.12 per share pursuant to a Letter Agreement dated January 27, 2004 between the Reporting Person and Speedcom (the "Letter Agreement"). The shares of Common Stock were acquired in satisfaction and as repayment in full for such promissory notes.

         On December 15, 2003, the Reporting Person purchased 474,044 shares of Common Stock on the open market at a price per share of $.05 and paid the purchase price for such shares out of working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of Speedcom for investment purposes.

         On January 27, 2004, the Reporting Person converted promissory notes issued by Speedcom on December 31, 2003 in the aggregate principal amount of $996,092.08 into 8,300,768 shares of Common Stock at a conversion price of $.12 per share pursuant to the Letter Agreement. The shares of Common Stock were acquired in satisfaction and as repayment in full for such promissory notes.

         On December 15, 2003, the Reporting Person purchased 474,044 shares of Common Stock in the open market at a price per share of $.05.

         Except as disclosed herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Speedcom or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Speedcom or any of its subsidiaries; (iii) any change in the present board of directors or management of Speedcom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of Speedcom; (v) any other material change in Speedcom's business or corporate structure, (vi) any changes in Speedcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Speedcom by any person; (vii) causing a class of securities of Speedcom to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Speedcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Amount beneficially owned: 8,774,812 shares of Common Stock.

         (b)      Percent of Class: 23.9%

CUSIP No. 847703105                     13D                    Page 5 of 6 Pages

--------------------------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:   0

                  (ii)  shared power to vote or direct the vote: 8,774,812

                  (iii) sole power to dispose or direct the disposition of: 0

                  (iv)  shared  power to dispose or direct the  disposition  of:
                        8,774,812

         During the past 60 days the Reporting Person has effected the following transactions:

         On January 27, 2004, the Reporting Person converted promissory notes issued by Speedcom on December 31, 2003 in the aggregate principal amount of $996,092.08 into 8,300,768 shares of Common Stock at a conversion price of $.12 per share.

         On December 15, 2003, the Reporting Person purchased 474,044 shares of Common Stock in the open market at a price of $.05 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Speedcom, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter Agreement dated January 27, 2004 by and between Speedcom and the Reporting Person.

CUSIP No. 847703105                     13D                    Page 6 of 6 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2004



                                       NORTH SOUND CAPITAL LLC


                                       By: /s/ Thomas McAuley
                                           -------------------------------------
                                           Name:  Thomas McAuley
                                           Title: Chief Investment Officer

                                    EXHIBIT 1
                                LETTER AGREEMENT

January 27, 2004

Speedcom Wireless Corporation
7020 Professional Parkway East
Sarasota, Florida 34240
Attention: Mark Schaftlein
Fax: (941) 355-0219

     Re:   Conversion of North Sound Promissory Notes into SPEEDCOM Common Stock
           ---------------------------------------------------------------------

Dear Mr. Schaftlein:

This letter shall contain our entire agreement with respect to the subject matter below described:

SPEEDCOM shall issue an aggregate of 8,300,768 common shares at $0.12 per share to North Sound Legacy Fund LLC, North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. as full payment for promissory notes totaling $996,092.08. The breakdown shall be as follows:

North Sound Legacy Fund LLC - Promissory Note dated 12/31/03, in the principal amount of $75,939.00 - 632,825 shares

North Sound Legacy Institutional Fund LLC - Promissory Note dated 12/31/03, in the principal amount of $430,685.00 - 3,589,042 shares

North Sound Legacy International Ltd. - Promissory Note dated 12/31/03, in the principal amount of $489,468.08 - 4,078,901 shares


The share certificates will display a Rule 144 restrictive legend.

The certificates will be sent to the address below:

c/o North Sound Capital LLC
53 Forest Avenue, Suite 202
Old Greenwich, CT 06870
Attention: Kevin Johnson

If you agree and accept the foregoing, please sign and date below.

Very truly yours,

SPEEDCOM WIRELESS CORPORATION

By:
   ---------------------------------------
       Mark Schaftlein, CFO


AGREED AND ACCEPTED:

NORTH SOUND LEGACY FUND LLC


By:
   ---------------------------------------
   Name:
   Title:


NORTH SOUND LEGACY INSTITUTIONAL FUND LLC


By:
   ---------------------------------------
   Name:
   Title:


NORTH SOUND LEGACY INTERNATIONAL LTD.


By:
   ---------------------------------------
   Name:
   Title: